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January 19, 2024

VIA EDGAR Mr. Stephen Kim Ms. Angela Lumley Division of Corporation Finance Office of Trade & Service U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Trident Digital Tech Holdings Ltd (CIK No. 0001983550) Registration Statement on Form F-1

Dear Mr. Kim and Ms. Lumley,

On behalf of our client, Trident Digital Tech Holdings Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 3 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Registration Statement contains the Company’s audited financial statements prepared in accordance with accounting principles generally accepted in the United States of America for the year ended December 31, 2022 and unaudited financial statements for the six months ended June 30, 2023. The Company has included as Exhibit 99.8 to the Registration Statement a letter in which the Company makes the representations to the Commission required by Instruction 2 to Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, a company may comply with only the 15-month requirement in Item 8.A.4 of Form 20-F if the company is able to make the representations specified by Instruction 2 to Item 8.A.4 of Form 20-F.

Should you have any questions regarding the Registration Statement, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Chris Zhao, partner at Marcum Asia CPAs LLP (“Marcum”), by telephone at (86) 139 2605 0901 or via email at chris.zhao@marumasia.com. Marcum is the independent registered public accounting firm of the Company.

Partners

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

J E M Leitch

B A Phillips

T Liu

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

J Cheng

Foreign Legal

Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

*Notary Public

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

Enclosures

CC:

Soon Huat Lim, Chief Executive Officer, Trident Digital Tech Holdings Ltd

Chris Zhao, Partner, Marcum Asia CPAs LLP

Ross David Carmel, Esq., Partner, Sichenzia Ross Ference Carmel LLP

Barry P. Biggar, Esq., Partner, Sichenzia Ross Ference Carmel LLP